

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Derrick Walsh
Executive Vice President and Chief Financial Officer
Axos Financial, Inc.
9205 West Russell Road
Suite 400
Las Vegas, NV 89148

> **Re: Axos Financial, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **File No. 001-37709**

Dear Derrick Walsh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance